                                                                    EXHIBIT 19.1


To Our Shareholders:


     We are pleased to report continued steady growth for Bancorp as well as progress in advancing the company's development and diversification strategies. Through the first nine months of this year, Bancorp Hawaii posted earnings of $98.7 million, up from $89.7 million reported for the same period in 1995, an increase of 10.0 percent. Earnings-per-share for this period were also up at $2.39 compared with $2.13 at September 30, 1995. Year-to-date return on average assets was 0.99 percent and return on average equity was 12.35 percent.


     As a result of legislation mandated by Congress to fund the Savings Association Insurance Fund (SAIF), Bancorp Pacific, our thrift affiliate, expensed a one-time $5.0 million assessment this quarter. The assessment, which applies to all thrift institutions, had an after-tax impact on Bancorp Hawaii of about $3.0 million, and the company's third quarter earnings of $31.3 million include the effect of this charge.


     Earnings per share for the quarter were $0.76 relative to $0.78 for the third quarter of 1995. Bancorp's total assets on September 30, 1996, stood at a record $13.8 billion, an increase of 10.3 percent from 1995's third quarter total of $12.5 billion. Net loans increased 9.6 percent to $8.3 billion from $7.6 billion at the end of last year's third quarter. Deposits and repurchase agreements were $10.4 billion compared with $9.2 billion at September 30, 1995.


     Banque de Tahiti and Banque de Nouvelle Caledonie, subsidiaries acquired earlier this year and now fully consolidated into Bancorp Hawaii, continue to be a source of growth in both deposits and loans. These and other Pacific branches and subsidiaries are yielding good returns and validating your company's geographical diversification strategy.


     In August, Bancorp's Arizona subsidiary, First National Bank of Arizona
(FNBA), entered into an agreement to purchase four Arizona branches of Home Savings of America. These branches, located in Mesa, Tucson, Green Valley and Prescott, together have deposits of approximately $270 million. The purchase is expected to close in the first quarter of 1997 and will bring the number of FNBA branches to ten.


     In September, the company completed the acquisition of more than 4,500 deposit accounts from Commercial Credit Corporation (Hawaii), a transaction that added approximately $45 million in core deposits and further advances our strategic goal of growing relationship deposits.


     Also, during the third quarter Bancorp entered into an agreement with Capital Trust, Limited to provide representative services for Bank of Hawaii in India. Capital Trust, one of

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

India's leading merchant banks, will provide various services to bank customers interested in doing business in India. This is an important step in advancing our long range Asian and Pacific strategy.


     In October, your company's Board of Directors declared a quarterly dividend of 30 cents payable on December 13, 1996 to shareholders of record on November 21, 1996. In addition, the Board authorized the repurchase of up to 2 million shares of Bancorp Hawaii stock. This repurchase, which is in addition to the ongoing stock repurchase program for dividend reinvestment, stock option and profit-sharing plans, will allow the company to reallocate capital for maximum value to shareholders.


     As we steer your company on a steady course into the 21st century, your confidence and continued support are invaluable to us.


Sincerely,



LAWRENCE M. JOHNSON


Lawrence M. Johnson
Chairman and Chief Executive Officer



Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813


Investor or Analyst Inquiries:
David A. Houle
Senior Vice President, Treasurer and Chief Financial Officer
(808) 537-8288


or


Sharlene K. Bliss
Investor Relations Officer
(808) 537-8037


or

Cori C. Weston
Corporate Secretary
(808) 537-8272

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

Highlights  (Unaudited)                         Bancorp Hawaii, Inc., and subsidiaries
---------------------------------------------------------------------------------------
                                                        September 30   September 30
                                                                1996           1995
---------------------------------------------------------------------------------------
Return on Average Assets                                      0.99%         0.97%
---------------------------------------------------------------------------------------
Return on Average Equity                                     12.35%        11.82%
---------------------------------------------------------------------------------------
Average Spread on Earning Assets                              3.83%         3.72%
---------------------------------------------------------------------------------------
Book Value Per Common Share                                 $26.19        $25.03
---------------------------------------------------------------------------------------
Loss Reserve/Loans and Leases Outstanding                     1.97%         1.95%
---------------------------------------------------------------------------------------
Average Equity/Average Assets                                 8.01%         8.23%
---------------------------------------------------------------------------------------
Common Stock Price Range                       High          Low           Dividend
1995........................................       $37.13        $24.88           $1.08
1996 First Quarter..........................       $36.25        $33.25           $0.28
     Second Quarter.........................       $37.63        $33.13           $0.28
     Third Quarter..........................       $39.75        $34.13           $0.30

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

Consolidated Statements of Income (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         3 Months          3 Months         9 Months        9 Months

                                                                            Ended             Ended            Ended           Ended

                                                                     September 30      September 30     September 30    September 30

(in thousands of dollars except per share amounts)                           1996              1995             1996            1995
====================================================================================================================================

Total Interest Income                                                 $   250,255       $   226,337      $   725,380      $  662,752

Total Interest Expense                                                    127,937           117,865          369,396         344,812
------------------------------------------------------------------------------------------------------------------------------------

Net Interest Income                                                       122,318           108,472          355,984         317,940
Provision for Possible Loan Losses                                          3,733             4,377           12,320          12,950
------------------------------------------------------------------------------------------------------------------------------------

Net Interest Income After Provision for Possible Loan Losses              118,585           104,095          343,664         304,990
Total Non-Interest Income                                                  43,536            35,906          123,828         111,695
Total Non-Interest Expense                                                112,611            87,875          313,976         272,619
------------------------------------------------------------------------------------------------------------------------------------

Income Before Income Taxes                                                 49,510            52,126          153,516         144,066
Provision for Income Taxes                                                 18,182            19,206           54,865          54,350
------------------------------------------------------------------------------------------------------------------------------------

   Net Income                                                         $    31,328       $    32,920      $    98,651      $   89,716
====================================================================================================================================

Earnings Per Common Share and Common Share Equivalents                      $0.76             $0.78            $2.39           $2.13
------------------------------------------------------------------------------------------------------------------------------------

Average Common Shares and Common Share Equivalents Outstanding         41,182,809        41,955,136       41,334,572      42,070,392
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Condition (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               September 30    December 31   September 30
                                                                                       1996           1996           1995
------------------------------------------------------------------------------------------------------------------------------------

Assets
Interest-Bearing Deposits                                                       $   623,592    $   789,050    $   612,864
Investment Securities (Market Value of $3,607,561, $3,366,266 and
  $3,224,418 respectively)                                                        3,613,656      3,360,153      3,228,371
Funds Sold                                                                           88,224        116,173         56,660
Loans                                                                             8,683,244      8,152,406      7,893,978
 Unearned Income                                                                   (181,719)      (147,404)      (142,515)
 Reserve for Possible Loan Losses                                                  (167,770)      (151,979)      (150,931)
Net Loans                                                                         8,333,755      7,853,023      7,600,532
------------------------------------------------------------------------------------------------------------------------------------

 Total Earning Assets                                                            12,659,227     12,118,399     11,498,427
Cash and Non-Interest Bearing Deposits                                              457,116        469,031        433,665
Premises and Equipment                                                              273,075        246,515        237,962
Other Assets                                                                        391,055        372,839        326,564
------------------------------------------------------------------------------------------------------------------------------------

 Total Assets                                                                   $13,780,473    $13,206,784    $12,496,618
====================================================================================================================================

Liabilities
Deposits                                                                        $ 8,418,490    $ 7,576,770    $ 6,946,891
Securities Sold Under Agreements to Repurchase                                    1,996,536      1,926,540      2,262,197
Funds Purchased                                                                     479,538        787,437        537,268
Short-Term Borrowings                                                               489,061        476,867        480,857
Other Liabilities                                                                   374,668        321,298        330,709
Long-Term Debt                                                                      957,431      1,063,436        897,837
-----------------------------------------------------------------------------------------------------------------------------------
 Total Liabilities                                                               12,715,724     12,152,348     11,455,759

Shareholders' Equity
Common Stock ($2 par value), authorized 100,000,000 shares;
 outstanding,  September 1996 - 40,661,103;
 December 1995 - 41,340,817; September 1995 - 41,579,607;                            81,322         82,682         83,159
Surplus                                                                             215,014        240,080        248,818
Unrealized Valuation Adjustments                                                    (12,759)        13,902         11,581
Retained Earnings                                                                   781,172        717,772        697,301
-----------------------------------------------------------------------------------------------------------------------------------
 Total Shareholders' Equity                                                       1,064,749      1,054,436      1,040,859
-----------------------------------------------------------------------------------------------------------------------------------
 Total Liabilities and Shareholders' Equity                                     $13,780,473    $13,206,784    $12,496,618
====================================================================================================================================

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